EXHIBIT 99.1

Neptune, Acasti and Enzymotec Sign Settlement Term Sheet Resulting in Stay of ITC Investigation for 30 Days

LAVAL, Quebec, Dec. 18, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune subsidiary, announce that on December 16, 2013, the Administrative Law Judge presiding over the pending International Trade Commission (ITC) Investigation involving Neptune and Acasti; and Enzymotec Ltd., and Enzymotec USA, Inc. (collectively, "Enzymotec") granted the parties' joint motion to stay the proceedings for thirty days.  The investigation was instituted earlier this year by Neptune and Acasti in a complaint filed with the ITC alleging infringement of Neptune's krill extract composition patents by Enzymotec and other industry players.

Neptune, Acasti and Enzymotec filed the joint motion for a stay because of their agreement to a settlement term sheet.  The parties hope to conclude a final binding written settlement agreement and file a motion to terminate the investigation as to Enzymotec before the expiration of the stay.

To date, Neptune and Acasti have entered into settlement agreements with the other Respondents named in the ITC investigation, and motions to terminate the investigation as to those other Respondents have been submitted. This includes major industry players Aker BioMarine, Rimfrost USA, LLC, Olympic Seafood AS and Olympic Biotec Ltd., among others.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune has a patented process of extracting oils from Antarctic krill and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 1000, Laval, Quebec.

Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Neptune & Acasti
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com

         Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com